EXHIBIT 10.11

SAGE, INC.

CHANGE IN CONTROL AGREEMENT

THIS CHANGE IN CONTROL AGREEMENT (this "Agreement"), effective as of   , 2001, by and between Sage, Inc., a Delaware corporation (the "Company"), and   (the "Officer"). Unless otherwise defined herein, all capitalized terms shall have the meaning given in Appendix A to this Agreement.

WHEREAS, Officer is employed by the Company as of the date of this Agreement;

WHEREAS the Company has granted Options to Officer under one or more Option Agreement(s) pursuant to the Plan;

WHEREAS, the Board has determined that it is essential and in the best interests of the Company and its stockholders to ensure Officer's continued dedication and efforts in the event of a proposed or actual Corporate Event without undue impact on Officer's personal financial and employment security; and

WHEREAS, in order to induce Officer to continue in the employ of the Company, particularly in the event of a proposed or actual Corporate Event, the Company desires to enter into this Agreement with Officer;

NOW, THEREFORE, in consideration of such continued employment and the mutual covenants and agreements of the parties contained herein, the Company and Officer agree as follows:

1.   Term of Agreement.

This Agreement shall commence as of the Effective Date and shall continue in effect until the expiration of twelve (12) months after the closing of any transaction or event constituting a Corporate Event.

2.   Termination of Officer's Continuous Service upon a Corporate Event.

If Officer's Continuous Service is terminated without Cause by the Company, Related Entity or Successor or by Officer with Good Reason within six (6) months of a Corporate Event, Officer shall be entitled to the following: (i) Accrued Compensation, if any, payable to Officer within five (5) days of the Termination Date, (ii) severance payments and benefits in accordance with Section 2(a) below, (iii) assumption or acceleration of any outstanding Options under the Plan in accordance with Section 2(b) and (c) below and (iv) notwithstanding the terms of the Option Agreement(s) and except as provided in this Agreement, the Post-Termination Exercise Period of the Options shall continue for a period of twenty-four (24) months following the termination of Officer's Continuous Service. Such termination of Officer's Continuous Service by the Company, Related Entity or Successor shall not be effective until Officer's receipt of a Notice of Termination.

a.   *Severance Payments and Benefits.*

(i) Within five (5) days of the Termination Date, the Company, Related Entity or Successor shall deliver to Officer a lump sum payment equal to the value of six (6) months of Base Salary.

(ii) For a period of six (6) months following the Termination Date, Officer shall continue participation (without charge or expense to Officer) in any medical, dental, disability, life insurance, fringe benefit or other employee welfare benefit plan, program or arrangement maintained by the Company or Related Entity in which Officer participated prior to the Corporate Event. Notwithstanding the foregoing, the Company, Related Entity or Successor may alternatively provide Officer with a lump sum payment equal to the value of such benefits within five (5) days of Officer's written consent to such substitution.

(iii) Officer shall not be required to mitigate any payment or benefits provided for under this Section 2(a) by seeking other employment. No such payment or benefits under this Section 2(a) shall be offset or reduced by the value of any compensation or benefits provided to Officer by a subsequent employer.

b. *Acceleration of Option Vesting Under the Plan.*

(i) In the event of a Corporate Transaction,

(A) for any portion of the Option that is Assumed, then such Option, replacement Option, or cash incentive program automatically shall become fully vested, exercisable and payable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such Assumed portion of the Option, immediately upon termination of Officer's Continuous Service pursuant to this Section 2; and

(B) for any portion of the Option that is not Assumed, such portion of the Option shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such portion of the Option, immediately prior to the specified effective date of such Corporate Transaction.

(ii) Following a Change in Control (other than a Change in Control which also is a Corporate Transaction), the Option automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by the Option, immediately upon such termination of Officer's Continuous Service pursuant to this Section 2.

(iii) In the event of a Related Entity Disposition and Officer is at the time engaged primarily in service to the Related Entity involved in such Related Entity Disposition, then:

(A) for any portion of the Option that is Assumed, then such Option, replacement Option, or cash incentive program automatically shall become vested, exercisable and payable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such Assumed portion of the Option, immediately upon termination of Officer's Continuous Service pursuant to this Section 2; and

(B) for any portion of the Option that is not Assumed, such portion of the Option automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such portion of the Option, immediately prior to the specified effective date of such Related Entity Disposition.

c. *Termination of Options to Extent Not Assumed in a Corporate Transaction.* Effective upon the consummation of a Corporate Transaction, all outstanding Options under the Plan shall terminate and Officer shall not be entitled to a Post-Termination Exercise Period. However, any such Options shall not terminate to the extent they are Assumed in connection with a Corporate Transaction.

3. Other Termination of Officer's Continuous Service.

If Officer's Continuous Service is terminated with Cause by the Company, Related Entity or Successor, by Officer without Good Reason, or due to Officer's death or Disability at any time during the term of this Agreement, Officer shall be entitled solely to Accrued Compensation, if any, payable to Officer within five (5) days of the Termination Date. The termination of Officer's Continuous Service by the Company, Related Entity or Successor shall not be effective until Officer's receipt of a Notice of Termination. In the event of Officer's termination of Continuous Service under this Section 3, the terms of the Option Agreement(s) shall apply to such termination and Section 2(b) of this Agreement shall not apply.

4.   **Excise Tax Payments.**

a.   In the event that any payment or benefit (within the meaning of Section 280G(b)(2) of the Code) to Officer or for Officer's benefit, paid or payable or distributed or distributable pursuant to the terms of this Agreement, any other agreement or otherwise in connection with, or arising out of, Officer's employment with the Company, Related Entity or Successor, or a Corporate Event (the "Payment(s)"), would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by Officer with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then Officer will be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Officer of all taxes (including any interest or penalties (other than interest and penalties imposed by reason of Officer's failure to file timely a tax return or pay taxes shown due on Officer's return) imposed with respect to such taxes and the Excise Tax), including any Excise Tax imposed upon the Gross-Up Payment, Officer retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

b.   An initial determination as to whether a Gross-Up Payment is required pursuant to this Agreement and the amount of such Gross-Up Payment shall be made by the Company, Related Entity or Successor. The Company, Related Entity or Successor shall provide its determination (the "Determination"), together with detailed supporting calculations and documentation, to Officer within fifteen (15) days of the Termination Date, if applicable, or such other time as requested by Officer (provided Officer reasonably believes that any of the Payments may be subject to the Excise Tax). If requested by Officer, the Company, Related Entity or Successor shall furnish Officer, at the expense of the Company, Related Entity or Successor, with an opinion reasonably acceptable to Officer from the accounting firm representing the Company, Related Entity or Successor (or an accounting firm of equivalent stature reasonably acceptable to Officer) that there is a reasonable basis for the Determination. Any Gross-Up Payment determined pursuant to this Section 4 shall be paid by the Company, Related Entity or Successor to Officer within five (5) days of receipt of the Determination.

c.   As a result of the uncertainty in the application of Sections 4999 and 280G of the Code, it is possible that a Gross-Up Payment (or a portion thereof) will be paid which should not have been paid (an "Excess Payment") or a Gross-Up Payment (or a portion thereof) which should have been paid will not have been paid (an "Underpayment").

(ii) An Underpayment shall be deemed to have occurred (A) upon notice (formal or informal) to Officer from any governmental taxing authority that Officer's tax liability (whether in respect of Officer's current taxable year or in respect of any prior taxable year) may be increased by reason of the imposition of the Excise Tax on the Payment(s) with respect to which the Company, Related Entity or Successor has failed to make a sufficient Gross-Up Payment, (B) upon a determination by a court, or (C) by reason of determination by the Company, Related Entity or Successor (which shall include the position taken by the Company, Related Entity or Successor, together with its consolidated group, on its federal income tax return). If an Underpayment occurs, Officer shall promptly notify the Company, Related Entity or Successor and such Company, Related Entity or Successor shall promptly, but in any event at least five (5) days prior to the date on which the applicable government taxing authority has requested payment, pay to Officer an additional Gross-Up Payment equal to the amount of the Underpayment plus any interest and penalties (other than interest and penalties imposed by reason of Officer's failure to file timely a tax return or pay taxes shown due on Officer's return) imposed on the Underpayment.

(iii) An Excess Payment shall be deemed to have occurred upon a Final Determination (as hereinafter defined) that the Excise Tax shall not be imposed upon the Payment(s) (or portion thereof) with respect to which Officer had previously received a Gross-Up Payment. A "Final Determination" shall be deemed to have occurred when Officer has received from the applicable government taxing authority a refund of taxes or other reduction in Officer's tax liability by reason of the Excise Payment and upon either (A) the date a determination is made by, or an agreement is entered into with, the applicable governmental taxing authority which finally and conclusively binds Officer and such taxing authority, or in the event that a claim is brought before a court of competent jurisdiction, the date upon which a final determination has been made by such court and either all appeals have been taken and finally resolved or the time for all appeals has expired or (B) the statute of limitations with respect to Officer's applicable tax return has expired. If an Excess Payment is determined to have been made, the amount of the Excess Payment shall be treated as a loan by the Company, Related Entity or Successor to Officer, which loan Officer must repay to the Company, Related Entity or Successor together with interest at the applicable federal rate under Code Section 7872(f)(2); *provided*, that no loan shall be deemed to have been made and no amount will be payable by Officer to the Company, Related Entity or Successor unless, and only to the extent that, the deemed loan and payment would either reduce the amount on which Officer is subject to tax under Code Section 4999 or generate a refund of tax imposed under Code Section 4999.

d.   Notwithstanding anything contained in this Agreement to the contrary, in the event that, according to the Determination, an Excise Tax will be imposed on any Payment(s), the Company, Related Entity or Successor shall pay to the applicable government taxing authorities, as Excise Tax withholding, the amount of the Excise Tax that the Company, Related Entity or Successor has actually withheld from the Payment or Payments.

5.   Covenants of Officer.

a.   *Employment Efforts.*   During the term of this Agreement, and excluding any periods of vacation and sick leave to which Officer is entitled under the policies of the Company or Related Entity, Officer shall devote substantially all his business time, attention, skills and efforts exclusively to the business and affairs of the Company or Related Entity in the capacity as described in the Employment Agreement, other than reasonably determined amounts of time devoted to (i) serve on corporate, civic or charitable boards or committees, (ii) deliver lectures, fulfill speaking engagements or teach at educational institutions, (iii) manage personal investments and (iv) perform such other activities not related to the Company or Related Entity as the Board may approve in writing. To the extent that any such activities are either (i) conducted by Officer and disclosed to the Board prior to the Effective Date or (ii) approved by the Board prior the date of a Corporate Event, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) shall not thereafter be deemed to interfere with the performance of Officer's responsibilities to the Company or Related Entity.

b.   *Confidential Information.*   Officer shall hold in strict confidence for the benefit of the Company or Related Entity all secret or confidential information, knowledge or data relating to the Company or Related Entity and their businesses, which has not been publicly disclosed by the Company or Related Entity and is not a matter of common knowledge in the field of business engaged in by the Company or Related Entity. Both during and after Officer's employment with the Company or Related Entity, Officer shall not, without the prior written consent of the Company or Related Entity, communicate or divulge any such confidential information to any third person, partnership, joint venture, company, corporation, organization or other entity. The foregoing covenant shall not be breached to the extent any such confidential information becomes a matter of general, public knowledge other than through a breach by Officer of Officer's obligations under this Section 5, or to the extent such confidential information is communicated to those persons or entities designated by the Board or as otherwise is reasonably necessary for Officer to carry out his or her responsibilities to the Company or Related Entity. In no event shall an asserted breach of this Section 5 constitute a basis for deferring or withholding any Accrued Compensation, benefits or amounts otherwise payable to Officer under this Agreement.

c. *Non-Solicitation.* Officer agrees that from the Effective Date until the sooner to occur of (A) the end of the twelfth (12th) month following the Termination Date or (B) the end of the twelfth (12th) month following a Corporate Event, Officer will not: (i) solicit, raid, entice or induce any employee of the Company or a Related Entity to be employed by any competitor of the Company or a Related Entity or (ii) assist a competitor of the Company or a Related Entity in taking such action.

6. Exclusive Remedy.

The payments, benefits and protections provided to Officer pursuant to this Agreement are provided in lieu of any severance payments, severance benefits or severance protections provided in any other plan or policy of the Company or Related Entity, except as may be expressly provided in a written agreement or amendment between Officer and the Company or Related Entity entered into after the Effective Date. Notwithstanding the foregoing, nothing in this Agreement shall prevent or limit Officer's continuing or future participation in any benefit, bonus, incentive or other plan or program provided by the Company, Related Entity or Successor, nor shall anything herein limit or reduce such rights as Officer may have under any other agreements with the Company, Related Entity or Successor (including any vested benefits), except to the extent expressly modified by this Agreement.

7. Conflict.

To the extent of any conflict between the Plan, the Option Agreement(s) and this Agreement, this Agreement shall control.

8. Successors; Binding Agreement.

This Agreement shall be binding upon and shall inure to the benefit of the Company or a Related Entity, and the Company or Related Entity shall require any Successor to expressly assume and perform this Agreement in the same manner and to the same extent that the Company or a Related Entity would be required to perform it if no such succession or assignment had taken place. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by Officer or Officer's beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Officer's legal personal representative.

9. Notice.

Any notice required or permitted hereunder (including the Notice of Termination) shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by registered or certified mail, return receipt requested, or upon deposit for delivery by a recognized express mail courier service (for international delivery of notice), with postage and fees prepaid, addressed to the other party at its address as shown on Appendix B, as amended from time to time, or to such other address as each party may designate in writing from time to time to the other party. All notices and communications shall be deemed to have been received on the date of personal delivery or on the third business day after the mailing thereof, except that notice of a change of address shall be effective only upon personal receipt by Officer or by the Secretary of the Company, Related Entity or Successor.

10. Dispute Resolution.

The provisions of this Section 10 shall be the exclusive means of resolving disputes arising out of or relating to the Agreement. The Officer and the Company, any Related Entity or Successor shall attempt in good faith to resolve any disputes arising out of or relating to this Agreement by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either party by notice of a written statement of the party's position and the name and title of the individual who will represent the party. Within thirty (30) days of the written notification, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been resolved by negotiation, the parties agree that any suit, action, or proceeding arising out of or relating to the Agreement shall be brought in the United States District Court for the Northern District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the County of San Francisco) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. If any one or more provisions of this Section 10 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

11. Entire Agreement; Severability; Governing Law.

The Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes in their entirety all prior undertakings and agreements of Officer and the Company or a Related Entity with respect to the subject matter hereof, and may not be modified, waived or discharged adversely to Officer's interest unless such waiver, modification or discharge is agreed to in writing and signed by Officer. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Nothing in this Agreement (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties. The Agreement is to be construed in accordance with and governed by the internal laws of the State of California (as permitted by Section 1646.5 of the California Civil Code, or any similar successor provision) without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties. Should any provision of the Agreement be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

12. Miscellaneous.

The obligations of the Company, any Related Entity or Successor under this Agreement shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company, any Related Entity or Successor may have against Officer.

IN WITNESS WHEREOF, the Company (by its duly authorized officer) and Officer have executed this Agreement as of the day and year first above written.

SAGE, INC.,
a Delaware corporation

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Signature, on behalf of Sage, Inc.

_____
Name:

_____
Title at Company:

OFFICER

_____
Signature

_____
Print Name:

The following definitions shall be in effect under the Agreement:

A. "**Accrued Compensation**" shall mean the following amounts, without limitation, that are earned or accrued by Officer but unpaid through the Termination Date: (i) Base Salary, (ii) any reimbursements for reasonable and necessary expenses incurred by Officer on behalf of the Company or Related Entity during the period ending on the Termination Date and (iii) unused vacation pay.

B. "**Agreement**" shall mean this Change in Control Agreement, dated as of June   , 2001, by and between Officer and the Company.

C. **"Assumed"** shall mean that (i) pursuant to a Corporate Transaction defined in Section M(i), M(ii) or M(iii) below or a Related Entity Disposition, the contractual obligations represented by the Option are assumed by the successor entity or its Parent in connection with the Corporate Transaction or Related Entity Disposition or (ii) pursuant to a Corporate Transaction defined in Section M(iv) or M(v) below, the Option is affirmed by the Company. The Option shall not be deemed "Assumed" for purposes of terminating the Option (in the case of a Corporate Transaction) and the termination of the Continuous Service of Officer (in the case of a Related Entity Disposition) if pursuant to a Corporate Transaction or a Related Entity Disposition the Option is replaced with a comparable award with respect to shares of capital stock of the successor entity or its Parent.

D. "**Base Salary**" shall mean, on any date, the amount of Officer's annual base salary at the rate in effect immediately prior thereto (or, if greater, the rate in effect immediately before a reduction in rate that constitutes Good Reason (as hereinafter defined), whichever is greater), and shall include any amounts of Officer's base salary that are deferred under the qualified and non-qualified employee benefit plans of the Company or Related Entity or any other agreement or arrangement.

E. "**Board**" shall mean the Company's Board of Directors.

F. "**Cause**" shall mean, with respect to the termination of Officer's Continuous Service by the Company, Related Entity or Successor that such termination is based upon Officer's: (i) written admission to or conviction of a crime involving fraud, embezzlement, theft, dishonesty, or grave emotional or physical harm to another person; (ii) material breach of this Agreement; (iii) gross negligence, continual failure or willful misconduct in the performance of his or her duties under the terms of the Employment Agreement (or in the absence of such Employment Agreement, Officer's duties in the normal course of employment with the Company or Related Entity prior to a Corporate Event); (iv) intentional conduct which is materially injurious to the Company, Related Entity or Successor; *provided*, that no termination of Officer's employment shall be for Cause as set forth in clauses (iii) or (iv) above *unless* (A) the Company, Related Entity or Successor first provides Officer with a written notice detailing the intention to terminate Officer's Continuous Service and the grounds for such termination, (B) the Board permits Officer the opportunity to explain such conduct to the Board in person (with the assistance of Officer's counsel if Officer so desires), and (C) such Cause is not cured within thirty (30) days following Officer's appearance before the Board. The determination to terminate Officer's Continuous Service in accordance with the above provisions shall be made by resolution of no fewer than two-thirds (⅔) of the members of the Board.

G. "**Change in Control**" shall mean either of the following transactions:

   (i) a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of Company within the meaning of Section 280G(b)(2)(A)(i) of the Code. If Section 280G or 4999 of the Code is amended or replaced after the Effective Date, then "Change in Control" shall mean any change that could cause a payment or benefit to Officer to be subject to an excise tax under the amended or replacement section of the Code; or

(ii) any other event that no fewer than two-thirds (⅔) of the members of the Board shall determine constitutes a Change in Control.

H. "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

I. "**Company**" shall mean Sage, Inc., or any Successor following a Corporate Event.

J. "**Consultant**" shall mean any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

K. "**Continuous Service**" shall mean that the provision of services to the Company, Related Entity or Successor in any capacity as Employee, Director or Consultant, is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) the transfer of Officer between the Company, Related Entity or Successor in any capacity as Employee, Director or Consultant, or (iii) any change in status as long as Officer remains in the service of the Company, Related Entity or Successor in any capacity as Employee, Director or Consultant (except as otherwise provided in the Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

L. "**Corporate Event**" shall mean a Change in Control, Corporate Transaction or Related Entity Disposition.

M. "**Corporate Transaction**" shall mean any of the following transactions:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations);

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger; or

(v) acquisition by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities (whether or not in a transaction also constituting a Change in Control).

N. "**Director**" shall mean a member of the Board or the board of directors of any Related Entity or Successor.

O. "**Disability**" shall mean that Officer is unable to carry out the responsibilities and functions of the position held by Officer by reason of any medically determinable physical or mental impairment. Officer will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment to the Board.

P. "**Effective Date**" shall mean the date of the Agreement.

Q. "**Employee**" shall mean any person, including an officer or director, who is an employee of the Company or any Related Entity. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company or Related Entity.

R. "**Good Reason**" shall mean the occurrence after a Corporate Event of any of the following events or conditions, unless consented to by Officer in writing:

(i) the breach by the Company, Related Entity or Successor of this Agreement, including the failure to accelerate Options in accordance with Section 2(b);

(ii) (A) a change in Officer's status, title, position or responsibilities which represents an adverse change from Officer's status, title, position or responsibilities as in effect at any time within three (3) months preceding the date of a Corporate Event or at any time thereafter or (B) the assignment to Officer of any duties or responsibilities which are inconsistent with Officer's status, title, position or responsibilities as in effect at any time within three (3) months preceding the date of a Corporate Event or at any time thereafter;

(iii) the reduction in Officer's base salary to a level below that in effect at any time within three (3) months preceding the consummation of a Corporate Event or at any time thereafter;

(iv) the failure by the Company, Related Entity or Successor to provide Officer benefits (other than any benefits provided in this Agreement) substantially equal to those provided for under each employee benefit plan, program and practice in which Officer was participating within the prior three (3) months preceding the consummation of a Corporate Event or at any time thereafter, or the failure of the Company, Related Entity or Successor to provide Officer with the same benefits provided to other similarly situated executives of the Company, Related Entity or Successor; *provided,* that Officer instead may be provided with cash compensation equal to the value by which such benefits are reduced following a Corporate Event;

(v) the requirement by the Company, Related Entity or Successor that Officer be based in any geographical location outside a twenty-five (25) mile radius from Officer's office or residence prior to the Corporate Event, except for reasonably required travel for business on behalf of the Company, Related Entity or Successor which is not materially greater than such travel requirements prior to the Corporate Event; and

(vi) the insolvency or the filing by any party of a petition for bankruptcy of the Company, Related Entity or Successor, which petition is not dismissed within sixty (60) days.

Any event or condition described in (i) through (vi) above that occurs prior to a Corporate Event, but in connection with or in anticipation of a future Corporate Event, shall constitute Good Reason for purposes of this definition.

S. "**Notice of Termination**" shall mean a written notice from the Company, Related Entity or Successor of termination of Officer's employment which indicates the specific termination provision in this Agreement relied upon and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Officer's Continuous Service under the provision so indicated.

T. "**Option**" shall mean an option granted to Officer to purchase shares of Company common stock under the Plan pursuant to an Option Agreement.

U. "**Option Agreement**" shall mean any option agreement executed by and between the Company (or Related Entity) and Officer from time to time under the Plan.

V. "**Parent**" shall mean a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

W. "**Plan**" shall mean the Company's 1997 Stock Option Plan.

X. "**Post-Termination Exercise Period**" shall mean the period following Officer's Termination Date during which time Officer may exercise the Option or portion of the Option at Officer's sole discretion. Upon expiration of such "Post-Termination Exercise Period," the Option shall terminate and may no longer be exercised by Officer.

Y. **"Related Entity"** shall mean any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

Z. **"Related Entity Disposition"** shall mean the sale, distribution or other disposition by the Company or a Parent or a Subsidiary of the Company of all or substantially all of the interests of the Company or a Parent or a Subsidiary of the Company in any Related Entity effected by a sale, merger or consolidation or other transaction involving that Related Entity or the sale of all or substantially all of the assets of that Related Entity, other than any Related Entity Disposition to the Company or a Parent or a Subsidiary of the Company.

AA. **"Subsidiary"** shall mean a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

BB. "**Successor**" shall mean a corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement), whether by operation of law or otherwise.

CC. "**Termination Date**" shall mean (i) in the case of Officer's death, Officer's date of death, (ii) in the case of Good Reason, the last day of Officer's employment, and (iii) in all other cases, the date specified in the Notice of Termination; provided, that if Officer's employment is terminated by the Company or due to Disability, the date specified in the Notice of Termination shall be at least thirty (30) days from the date the Notice of Termination is given to Officer; and provided, further, that in the case of Disability, Officer shall not have returned to the full-time performance of Officer's duties during such period of at least thirty (30) days.

APPENDIX B

Addresses of Parties to the Change in Control Agreement

Officer:

Company:

Sage, Inc.
Attention: Board of Directors

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_____

_____

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_____

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With copy to:

Sage, Inc.
Attention: Secretary

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